EXHIBIT 1

Release: Immediate, December 1, 2009

CANADIAN PACIFIC MAKES VOLUNTARY PREPAYMENT TO CANADIAN DEFINED BENEFIT PENSION PLAN

CALGARY – Canadian Pacific (TSX/NYSE: CP) today announced plans to accelerate funding of future pension obligations through a voluntary prepayment in December of approximately $500 million to the company’s Canadian defined benefit pension plan from cash on hand.

“Canadian Pacific remains committed to reducing indebtedness, extending debt maturities and enhancing near-term liquidity,” said Kathryn McQuade, Executive Vice President and Chief Financial Officer. “The voluntary pension prepayment will reduce volatility in future pension funding requirements and provides greater predictability in our cash flow.”

“The actions we have taken this year in the capital markets, our asset monetization programs and effective cost management initiatives have increased our financial flexibility in a difficult economic climate,” added Ms. McQuade.

CP now estimates its 2010 pension contributions to be between $150 and $200 million after application of a portion of the prepayment. This range replaces the previous estimate of $250 to $300 million provided in Management’s Discussion and Analysis for Third Quarter 2009, using the same assumptions.

Note on forward-looking information

This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.

By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labor disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including ABCP; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.

There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed elsewhere in this news release with the particular forward-looking statement in question.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific:

Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 1,100 communities where we operate. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

Contacts:

Media	Investment Community
Mike LoVecchio	Janet Weiss,
Sr. Manager – Media Relations	Assistant Vice-President Investor Relations
(778)772-9636	(403) 319-3591
(416) 814-0948 24/7 Media Pager	investor@cpr.ca

mike_lovecchio@cpr.ca